Mail Stop 4561

March 31, 2009

<u>Via U.S. Mail and Facsimile 703.469.1012</u>

Mr. Bradley J. Wright
Executive Vice President, Chief Financial Officer
FBR Capital Markets Corporation
1001 North Nineteenth Street
Arlington, VA 22209

      Re: **FBR Capital Markets Corporation**
              Form 10-K for fiscal year ended December 31, 2007
              Filed February 29, 2008
              Form 10-Q for the period ended September 30, 2008
              Filed November 7, 2008
              Form 14A
              Filed April 30, 2008
              File No. 1-33518

Dear Mr. Wright:

      We have completed our review of the above referenced filings and have no further comments at this time.

              Sincerely,

              Kevin Woody
              Accounting Branch Chief